140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
September 18, 2015	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
VIA EDGAR	Houston	Silicon Valley
	London	Singapore
Securities and Exchange Commission	Los Angeles	Tokyo
Division of Corporation Finance	Madrid	Washington, D.C.

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Ms. Amanda Ravitz, Assistant Director

Re:	Amendment No. 1 to Registration Statement on Form S-4
of Pavonia Limited and Safari Cayman L.P.;
Filed August 28, 2015 (File No. 333-205938)

Ladies and Gentlemen:

On behalf of Pavonia Limited, a limited company organized under the laws of the Republic of Singapore (“Holdco”), and Safari Cayman L.P., an exempted limited partnership formed under the laws of the Cayman Islands, the general partner of which is Holdco (“Holdco LP” and, together with Holdco, the “Registrants”), we submit this letter in response to the comments and requests for additional information contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated September 14, 2015, regarding Amendment No. 1 to the Registration Statement on Form S-4, which was filed with the Commission on August 28, 2015 (as amended, the “Registration Statement”).

The Registrants have further revised the Registration Statement in response to the Comment Letter and are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) that reflects these revisions and generally updates the information contained therein. We are supplementally providing four blacklined copies of the Amended Registration Statement, marked to show the changes from Amendment No. 1 to the Registration Statement as filed on August 28, 2015.

For your convenience, we have repeated each comment of the Staff in italicized text and set forth our response below each comment. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Amended Registration Statement. All terms used but not defined in this letter have the meanings assigned to such terms in the Amended Registration Statement.

September 18, 2015

Staff Comments

Cover Page

1.	Please expand your revisions added in response to prior comments 1, 2 and 4 to clarify the goal you seek to achieve through the structure of the transactions and consideration offered. For example, explain briefly what goal is intended through the “mix of consideration” and offering of units, and how offering that consideration, including the use of proration and restrictions on the units, furthers that goal. If the ownership allocation and amount and nature of consideration offered relates to the intended tax treatment, please revise to explain the relationship. Likewise, please explain briefly how the structure of the transactions, including multiple mergers and order of those mergers, will support the intended tax treatment.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosures on the cover page and pages 2 and 4. In addition, we direct the staff’s attention to the extensive discussion of the U.S. federal income tax consequences of the structure of the Transactions beginning on page 164 of the Amended Registration Statement, which includes a separate overview for each merger involving Broadcom and is cross-referenced in the disclosures provided on pages 2 and 4.

Background of the Transactions, page 78

2.	Please provide us a copy of the April 21, 2015 presentation referenced in your response to prior comment 8. Please also expand your response to clarify how you determined that the April 21, 2015 presentation is not a report, opinion or appraisal materially related to the transaction. We note, for example, the similarities relating to the amount and form of consideration offered and the parties to the transaction. If the substance of the presentation is materially different from the final opinion, as suggested by your response regarding “preliminary information that was refined over time,” it is unclear why such information is not required to be filed as an exhibit and summarized in prospectus.

Response:

In response to the Staff’s comment, we respectfully inform the Staff that Broadcom believes that the materials reviewed by J.P. Morgan with the Broadcom board of directors on April 21, 2015 do not constitute a “report, opinion or appraisal” materially related to the transaction for purposes of Item 4(b) of Form S-4. Among other reasons, those materials did not concern the terms approved by the Broadcom board of directors on which Broadcom shareholders are being asked to vote. The April 21, 2015 materials contained preliminary information with respect to the terms of Avago’s April 13, 2015 non-binding proposal, which information was wholly superseded by the analyses with respect to the board-approved terms of the transaction in connection with J.P. Morgan’s opinion that was delivered to the Broadcom board of directors on May 27, 2015 and subsequently confirmed in writing. Such opinion is the only opinion rendered by J.P. Morgan to the Broadcom board of directors related to the transaction, and such opinion has not been subsequently updated or revised.

September 18, 2015

To the extent that the consideration and parties in Avago’s April 13, 2015 non-binding proposal reviewed in the April 21, 2015 materials are similar to the board-approved terms, Broadcom believes that disclosure of such similar information would be redundant, given that the terms approved by the Broadcom board of directors and the related analyses are described in detail in the Registration Statement. To the extent that the consideration or terms are different between Avago’s April 13, 2015 non-binding proposal reviewed in the April 21, 2015 materials and the board-approved terms, Broadcom believes that description of such preliminary information would be immaterial and potentially confusing, as Broadcom shareholders are not being asked to consider a transaction with Avago on such transaction terms.

In response to the Staff’s request for a copy of the April 21, 2015 presentation, we respectfully inform the Staff that such materials have been provided directly to the Staff by Sullivan & Cromwell LLP, as counsel to J.P. Morgan, under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, such materials have been provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. Request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83 has been made by J.P. Morgan.

In response to the Staff’s comment, we have also revised the above-referenced disclosure on page 83.

3.	Your response to prior comment 8 indicates that the only board books were those prepared in connection with the rendering of each financial advisor’s final opinion. Please confirm that those board books were the only board books prepared by the financial advisors and related to the transaction, or provide us with the additional materials. We note, for example, the continued reference to a financial presentation given on April 21, 2015, which materials were not included with the materials you provided.

Response:

In response to the Staff’s comment, we respectfully inform the Staff that the Registrants believe that any board books prepared by the financial advisors to Avago or Broadcom, other than those prepared in connection with the rendering of each financial advisor’s final opinion, do not constitute a “report, opinion or appraisal” materially related to the transaction for purposes of Item 4(b) of Form S-4 because those materials included only preliminary information which was wholly superseded by the board books prepared in connection with the rendering of each financial advisor’s final opinion, each of which has

September 18, 2015

been previously provided under separate cover on a confidential and supplemental basis to the Staff. The board books previously provided to the Staff constitute the only such materials which supported an opinion rendered by a financial advisor to the Avago or Broadcom board of directors or committee thereof of the sort contemplated by Item 4(b). No written opinions of financial advisors, other than those provided in the Annexures of the Registration Statement, were provided to the board of directors of Avago or Broadcom (or any committee thereof) in connection with the Transactions for which shareholder approval is being sought.

The Registrants believe that disclosure of such preliminary board books would be redundant, given that each financial advisor’s financial analyses and final opinion as they relate to the Transactions are described in detail in the Registration Statement. To the extent that the information in such preliminary board books differ from the financial analyses in the board books prepared in connection with the rendering of each financial advisor’s opinion, the Registrants believe that such differences are immaterial. Further, the Registrants respectfully submit that the foregoing interpretation of the requirements of Item 4(b) of Form S-4 comports with customary practice in similar merger transactions. Accordingly, the Registrants believe that any board books prepared by the financial advisors to Avago or Broadcom, other than those prepared in connection with the rendering by such financial advisor of an opinion to the relevant board of directors (or committee thereof), do not constitute a report, opinion or appraisal materially related to the transaction on which Avago or Broadcom shareholders are being asked to vote.

Q: What will Broadcom shareholders receive in the Broadcom Merger?, page 4

4.	Please expand your revisions in response to prior comment 9 to clarify how and when Broadcom determined that it would be desirable to allow Broadcom stockholders to receive securities in a tax-free exchange. For example, clarify when the referenced discussions occurred, who participated and who proposed on behalf of Broadcom that this type of consideration be offered. Please also provide us a copy of the structure memorandum and your analysis of whether that memorandum is required to be filed as an exhibit. See Item 21(c) to Form S-4.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on page 84.

In response to the Staff’s request for a copy of the referenced structure memorandum (the “Draft Structure Memo”), that document has been provided directly to the Staff by Latham & Watkins LLP, as counsel to Avago, under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, the Draft Structure Memo was provided together with a request that the document be returned promptly following completion of the Staff’s review thereof. Such document is not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. Request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83 has been made by Latham & Watkins LLP.

September 18, 2015

The Registrants respectfully submit that the Draft Structure Memo does not constitute a “report, opinion or appraisal” materially related to the transaction for purposes of Item 4(b) of Form S-4 because that document was in the nature of a term sheet intended to facilitate the negotiation of a potential transaction structure and was wholly superseded by the current structure of the Transactions, which is described in detail in the Registration Statement. Significant changes were made in the terms and conditions from those described in the Draft Structure Memo compared to those reflected in the definitive Merger Agreement as described in the Registration Statement. Accordingly, the Registrants respectfully submit that the Draft Structure Memo does not constitute a report, opinion or appraisal materially related to the transaction on which Avago or Broadcom shareholders are being asked to vote.

5.	We note your revisions in response to prior comment 10. Please clarify why the Special Committee and its financial advisor did not address the units separately or as part of its opinion of the fairness of the consideration offered. While we note the disclosure that unit holders may realize more value, it is unclear why they could not realize less value. If those who elect units will necessarily receive more value than those who elect to receive the other consideration offered, please revise your disclosure to state so directly and prominently. Additionally, please clarify why the Board and its financial advisor did not focus on the same consideration as the Special Committee and its financial advisor, in addition to the current scope of their opinion and recommendation.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on page 89.

Material U.S. Federal Income Tax Considerations, page 160

6.	Please expand your response to prior comment 12 to clarify what you mean by the statement that the disclosure in this section “is not itself the opinion of counsel.” In this regard, please tell us whether the exhibits currently labeled as 8.1 and 8.2 will be in the long form or short form. See Section III.B.2 of Staff Legal Bulletin No. 19. Also, we note that your response indicates not all of the disclosure in this section is counsel’s opinion. Please note that a tax opinion is required when the tax consequences are material to an investor and a representation of those tax consequences are set forth in the filing. In light of your current disclosure, including the risks and uncertainty of the tax treatment of the transactions, please provide us your analysis of how you determined that a tax opinion is not required for each of the disclosed tax consequences. See Section III.A.1 and 2 of Staff Legal Bulletin No. 19. Please also refer to Section III.D.2 of Staff Legal Bulletin No. 19 and tell us how you intend to address the issue noted in the second paragraph of your response to prior comment 12.

September 18, 2015

Response:

Consistent with the discussions with the Staff earlier this week involving representatives of Latham and Skadden, each of such firms is providing herewith on a supplemental basis a draft opinion that is intended to comply with the requirements of the referenced Staff Legal Bulletin. We confirm that final, executed opinions will be filed as exhibits to the Registration Statement prior to effectiveness.

Unaudited Pro Forma Condensed Combined Financial Information, page 222

7.	We see that the June 30, 2015 financial statements for Broadcom have been incorporated by reference in the filing. Please tell us why you did not update the unaudited pro forma information for Broadcom.

Response:

In response to the Staff’s comment, the Registrants have updated the unaudited pro forma financial information included in the Registration Statement for Avago’s third quarter of its current fiscal year (ended August 2, 2015) and Broadcom’s second quarter of its current fiscal year (ended June 30, 2015).

* * * * * *

In addition, the Registrants hereby acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers adequately address the Staff’s comments. As noted above, we are concurrently submitting Amendment No. 2 to the Registration Statement. Please do not hesitate to contact Tony Richmond by telephone at (650) 463-2643 or by email at tony.richmond@lw.com, or Christopher Kaufman by telephone at (650) 463-2606 or by email at christopher.kaufman@lw.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anthony J. Richmond

Anthony J. Richmond

of LATHAM & WATKINS LLP

September 18, 2015

cc:	Christopher L. Kaufman

Patricia H. McCall, Avago Technologies Limited

Kenton J. King, Skadden, Arps, Slate, Meagher & Flom LLP

Leif B. King, Skadden, Arps, Slate, Meagher & Flom LLP

EXHIBIT 8.1

53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com
FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
[ ], 2015	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

Pavonia Limited

Avago Technologies Limited

1 Yishun Avenue 7

Singapore 768923

Re:	Registration Statement on Form S-4.

Ladies and Gentlemen:

We have acted as tax counsel for Pavonia Limited, a limited company incorporated under the laws of the Republic of Singapore (“Holdco”), and Avago Technologies Limited, a limited company incorporated under the laws of the Republic of Singapore (“Avago”), in connection with (i) the Transactions, as defined and described in the Agreement and Plan of Merger dated as of May 28, 2015 (the “Agreement”) between Broadcom Corporation, Holdco, Avago, Safari Cayman L.P., a wholly-owned subsidiary of Holdco (“New LP”), Avago Technologies Cayman Holdings Ltd., a direct wholly-owned subsidiary of New LP (“Intermediate Holdco”), Avago Technologies Cayman Finance Limited, a direct wholly-owned subsidiary of Intermediate Holdco (“Finance Holdco”), Buffalo CS Merger Sub, Inc., a wholly-owned subsidiary of Finance Holdco (“Cash/Stock Merger Sub”), and Buffalo UT Merger Sub, Inc., a wholly-owned subsidiary of Finance Holdco (“Unit Merger Sub” and together with Cash/Stock Merger Sub, Avago, Holdco, New LP, Intermediate Holdco and Finance Holdco, the “Avago Parties”) and (ii) the preparation and filing of the related Registration Statement on Form S-4 (File No. 333-205938) of Holdco and New LP on Form S-4, which includes the joint proxy statement/prospectus, filed on July 29, 2015 (as amended through the effective date thereof, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). Pursuant to the Agreement, all of the outstanding ordinary shares of Avago (“Avago Ordinary Shares”) will (at the direction of Holdco) be transferred to Finance Holdco, an entity disregarded as separate from Holdco for U.S. federal income tax purposes, in consideration for which Holdco shall allot and issue to the Avago shareholders one fully paid ordinary share of Holdco (a “Holdco Ordinary Share”) for each Avago Ordinary Share transferred to Finance Holdco (collectively, the “Avago Scheme”).

[            ], 2015

In rendering our opinion, we have examined and, with your consent, are expressly relying upon (without any independent investigation or review thereof) the truth and accuracy of the factual statements, representations and warranties contained in (i) the Agreement (including any Exhibits and Schedules thereto), (ii) the Registration Statement, (iii) the representation letters of the Avago Parties delivered to us for purposes of this opinion and (iv) such other documents and corporate records as we have deemed necessary or appropriate for purposes of our opinion.

In addition, we have assumed, with your consent, that,

1. Original documents (including signatures) are authentic, and documents submitted to us as copies conform to the original documents, and there has been (or will be by the effective time of the Transactions) execution and delivery of all documents where execution and delivery are prerequisites to the effectiveness thereof;

2. The Transactions will be consummated in the manner contemplated by, and in accordance with the provisions of, the Agreement and the Registration Statement;

3. All factual statements, descriptions and representations contained in any of the documents referred to herein or otherwise made to us are true, complete and correct in all respects and will remain true, complete and correct in all respects up to and including the effective time of the Transactions, and no actions have been taken or will be taken which are inconsistent with such factual statements, descriptions or representations or which make any such factual statements, descriptions or representations untrue, incomplete or incorrect at the effective time of the Transactions;

4. Any statements made in any of the documents referred to herein “to the knowledge of” or similarly qualified or that are based upon any person’s “belief,” “expectation” or similar qualification are true, complete and correct in all respects and will continue to be true, complete and correct in all respects at all times up to and including the effective time of the Transactions, in each case without such qualification;

5. The parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Agreement and the Registration Statement; and

6. There will be no change in applicable U.S. federal income tax law from the date hereof through the effective time of the Transactions.

We are opining herein as to the effect on the subject transaction only of the federal income tax laws of the United States and we express no opinion with respect to the applicability thereto, or the effect thereon, of other federal laws, the laws of any state or any other jurisdiction or as to any matters of municipal law or the laws of any other local agencies within any state.

Based on such facts and subject to the qualifications, assumptions and limitations set forth herein and in the Registration Statement, it is our opinion that, for U.S. federal income tax purposes, the Avago Scheme, taken together with the Cash/Stock Merger, should qualify as a transaction described in Section 351 of the Code and, taken alone, should qualify as a reorganization within the meaning of Section 368(a) of the Code; however, there is some uncertainty regarding whether the Avago Scheme will qualify for such treatment because there is no authority directly addressing a transaction involving the same facts as the Avago Scheme and the Transactions.

[            ], 2015

Assuming the receipt of Holdco Ordinary Shares in exchange for Avago Ordinary Shares pursuant to the Avago Scheme, taken together with the Cash/Stock Merger, qualifies as a transaction described in Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”) and/or, taken alone, qualifies as a reorganization within the meaning of Section 368(a) of the Code, for U.S. federal income tax purposes (1) a U.S. Holder (as defined in the Registration Statement) that receives Holdco Ordinary Shares pursuant to the Avago Scheme (other than a U.S. Holder that owns, directly or by attribution, 5% or more of Holdco Ordinary Shares immediately after the consummation of the Avago Scheme (a “5% U.S. Holder”)) will not recognize any gain or loss with respect to the receipt of such Holdco Ordinary Shares and (2) a 5% U.S. Holder that receives Holdco Ordinary Shares pursuant to the Avago Scheme will generally qualify for the treatment described in (1) above only if the 5% U.S. Holder timely files a “gain recognition agreement”, as defined in applicable Treasury Regulations promulgated under Section 367(a) of the Code, with the Internal Revenue Service.

No opinion is expressed as to any matter not discussed herein.

This opinion is rendered to you as of the date of this letter, and we undertake no obligation to update this opinion subsequent to the date hereof. This opinion is based on various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively. Also, any variation or difference in the facts from those on which we have relied in connection with this opinion may affect the conclusions stated herein.

This opinion is furnished to you, and is for your use in connection with the transaction described herein upon the understanding that we are not hereby assuming professional responsibility to any other person whatsoever. This opinion may not be relied upon by you for any other purpose, or furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity, for any purpose, without our prior written consent, except that this opinion may be relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities law.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act, or the rules or regulations of the Commission promulgated thereunder.

Very truly yours,

DRAFT

Exhibit 8.2

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

525 UNIVERSITY AVENUE

Broadcom Corporation 5300 California Avenue Irvine, CA 92617	PALO ALTO, CALIFORNIA 94301-1908 TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com [●], 2015

FIRM/AFFILIATE

OFFICES

BOSTON

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

Seoul

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

Re:	United States Federal Income Tax Considerations

Ladies and Gentlemen:

We have acted as counsel to Broadcom Corporation, a California corporation (the “Company”), in connection with the Agreement and Plan of Merger dated May 28, 2015 (as amended through the effective date thereof, the “Merger Agreement”) by and among (i) the Company, (ii) Pavonia Limited, a limited company incorporated under the laws of the Republic of Singapore and classified as a foreign corporation for U.S. federal income tax purposes (“Holdco”); (iii) Avago Technologies Limited, a limited company incorporated under the laws of the Republic of Singapore (“Avago”); (iv) Safari Cayman L.P., an exempted limited partnership formed under the laws of the Cayman Islands and a wholly-owned subsidiary of Holdco (“Holdco LP”); (v) Avago Technologies Cayman Holdings Ltd., an exempted company incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Holdco LP (“Intermediate Holdco”); (vi) Avago Technologies Cayman Finance Limited, an exempted company incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Intermediate Holdco (“Finance Holdco”); (vii) Buffalo CS Merger Sub, Inc., a California corporation and wholly-owned subsidiary of Lower Holdco (“Cash/Stock Merger Sub”); and (viii) Buffalo UT Merger Sub, Inc., a California corporation and wholly-owned subsidiary of Finance Holdco (“Unit Merger Sub”, and together with Cash/Stock Merger Sub, Avago, Holdco, Holdco LP, Intermediate Holdco and Finance Holdco, the “Avago Parties”). This opinion is being delivered in connection with the Registration Statement (File No. 333-205938) of Holdco and Holdco LP on Form S-4 filed on July 29, 2015, with the Securities and Exchange Commission, as amended and supplemented through the date hereof (the “Registration Statement”), and the related Proxy Statement/Prospectus (the “Proxy Statement/Prospectus”). Capitalized terms used herein but not defined shall have the meanings set forth in the Registration Statement and Proxy Statement/Prospectus.

Broadcom Corporation

In rendering the opinion set forth below, we have examined and relied upon, without independent investigation or verification, the accuracy and completeness of the facts, information, representations, covenants and agreements contained in originals or copies, certified or otherwise identified to our satisfaction, of (i) the Merger Agreement, (ii) the Registration Statement, (iii) the Proxy Statement/Prospectus and (iv) such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below. In making our examination of documents, we have assumed that the parties thereto had the power, corporate or otherwise, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or otherwise, and the execution and delivery by such parties of such documents and the validity and binding effect thereof on such parties. In rendering our opinion, we have assumed that the transactions contemplated by the foregoing documents have been or will be consummated in accordance with the operative documents and that such documents accurately reflect the material facts of such transactions. For purposes of our opinion, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic or electronic copies, and the authenticity of the originals of such latter documents. We have assumed that such documents, certificates, and records are duly authorized, valid, and enforceable. In addition, we have relied upon the accuracy and completeness of certain statements, representations, covenants and agreements made by the Company and Avago Parties, including the accuracy and completeness of all representations and covenants set forth in the letters issued on (i) [●], 2015 by an officer of Broadcom and (ii) [●], 2015 by an officer of Avago. For purposes of rendering our opinion, we have assumed that such statements, representations, covenants and agreements are, and will continue to be, true and correct without regard to any qualification as to knowledge or belief. Our opinion assumes and is expressly conditioned on, among other things, the initial and continuing accuracy and completeness of the facts, information, representations, covenants and agreements set forth in the documents referred to above and the statements, representations, covenants and agreements made by the Company and Avago Parties.

Our opinion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial decisions, published positions of the Internal Revenue Service (“IRS”), and such other authorities as we have considered relevant, all as in effect on the date of this opinion and all of which are subject to change or differing interpretations, possibly with retroactive effect. A change in the authorities upon which our opinion is based could affect the conclusions expressed herein. Moreover, there can be no assurance that our opinion will be accepted by the IRS or, if challenged, by a court.

Based upon the foregoing and subject to the assumptions, exceptions, limitations and qualifications set forth herein and in the Registration Statement under the heading “The Transactions—Material U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Consequences of the Broadcom Merger to U.S. Holders of Broadcom Common Shares,” we are of the opinion that under current United States federal income tax law, (i) the exchange of Broadcom Common Shares for Restricted Exchangeable Units pursuant to the Unit Merger should qualify as an exchange within the meaning of Section 721 of the Code; and (ii) the exchange of Broadcom Common Shares for Holdco Ordinary Shares pursuant to the Cash/Stock

Broadcom Corporation

Merger should qualify as an exchange within the meaning of Section 351 of the Code. Assuming that the exchange of Broadcom Common Shares for Restricted Exchangeable Units qualifies as an exchange within the meaning of Section 721 of the Code, a holder of Broadcom Common Shares receiving Restricted Exchangeable Units for such Broadcom Common Shares pursuant to the Unit Merger will not recognize any gain or loss with respect to the receipt of such Restricted Exchangeable Units. Furthermore, assuming that the exchange of Broadcom Common Shares for Holdco Ordinary Shares pursuant to the Cash/Stock Merger qualifies as an exchange within the meaning of Section 351 of the Code, and provided that Section 367(a)(1) of the Code (as discussed in the Proxy Statement/Prospectus) does not require recognition of gain on such exchange, a holder of Broadcom Common Shares receiving Holdco Ordinary Shares for such Broadcom Common Shares pursuant to the Cash/Stock Merger will not recognize any gain or loss with respect to the receipt of such Holdco Ordinary Shares.

Except as set forth above, we express no other opinion. In accordance with the requirements of Item 601(b)(23) of Regulation S-K under the Securities Act, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the use of our name under the heading “Legal Matters” in the Registration Statement. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder. This opinion is furnished to you solely for your benefit in connection with the filing of the Registration Statement and cannot be relied upon by any other person without our express written permission.

This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments, any factual matters arising subsequent to the date hereof, or the impact of any information, document, certificate, record, statement, covenant, or assumption relied upon herein that becomes incorrect or untrue.

Very truly yours,

DRAFT